Mail Stop 3561
                                                          September 26, 2018

John Salerno
Chief Executive Officer
iGambit, Inc.
1050 W. Jericho Turnpike, Suite A
Smithtown, NY 11787

       Re:    iGambit, Inc.
              Information Statement on Schedule 14C
              Filed August 9, 2018
              File No. 0-53862

Dear Mr. Salerno:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products